

March 4, 2011

C. Michael Petters
President and Chief Executive Officer
Huntington Ingalls Industries, Inc.
4101 Washington Avenue
Newport News, VA 23607

> **Re: Huntington Ingalls Industries, Inc.**
> **Amendment No. 6 to Form 10-12B**
> **Filed February 22, 2011**
> **File No. 001-34910**

Dear Mr. Petters:

       We have received your response to our prior comment letter to you dated January 28, 2011 and have the following additional comments.

Exhibit 99.1

Risk Factors, page 19

Contracts with the U.S. Government are subject to, page 19

1. Please revise this risk factor to more specifically address any proposed cuts in defense spending that may affect the shipbuilding business. We note, for example, press reports indicating that the failure of Congress to pass a 2011 budget may affect funding for certain shipbuilding programs.

Contract cost growth on fiscal price and other contracts, page 20

2. We note that you have deleted disclosure about the percentages of revenues attributable to each type of cost-structured contracts. Please revise to include this same disclosure for fiscal year 2010.

<u>The Department of Defense has announced plans for significant changes, page 22</u>

3. Please revise to provide more detail about the "various initiatives" designed to gain efficiencies, refocus priorities and enhance business practices used by the DoD. Please also provide more detail about how these initiatives may "impact significantly" the contracting environment in which you do business and how they could "adversely impact" your current programs and potential new awards.

<u>We may not realize the anticipated benefits related to the wind down, page 25</u>

4. In the first full paragraph on page 26 you note that the U.S. Navy noted that it has initial concerns regarding the allowability of selected elements of your restructuring proposal. If possible, please quantify the dollar amount of the selected elements.

5. Also, it is unclear whether the DCAA and the Navy are one entity or two separate entities. Please revise to clarify.

<u>We are subject to various claims and litigation, page 31</u>

6. We note that one of your insurers has made allegations similar to those made in the False Claims Act complaint. Please revise to discuss the status of any dispute between the company and the insurer, including the amount of any disputed claims.

7. Please revise to disclose how the potential liabilities related to the False Claims Act complaint would be allocated between HII and Northrop Grumman. If HII would be liable for all such claims, please specifically disclose this.

8. In the third paragraph from the end of this risk factor you state that a complaint was filed under seal by a "relator." Please parenthetically define this term.

<u>Our customers and prospective customers will consider our responsibility, page 35</u>

9. We note the most recent Northrop Grumman earnings conference call included various discussions about your ongoing relationship with the U.S. Navy, including, for example, that contract negotiations have been affected by the spin-off process and that you are actively engaged with the U.S. Navy regarding your responsibility as a stand-alone entity. We also note recent press reports that the U.S. Navy has expressed concerns about the warranties on existing and future ships and the overall viability of the stand-alone entity. Please update to address these and any subsequent developments regarding your customers' satisfaction with your responsibility and the resulting impact on your financial position, results of operations or cash flows.

10. Please revise this risk factor, if possible, to disclose the time line for the government's making an initial responsibility determination about you. Does it occur prior to the

spinoff as the credit agencies were able to do or is it something that only occurs after trading in your stock has begun?

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 55

11. We note from your response to our prior comment 3 that you will make a grant of restricted stock rights to certain officers contingent upon completion of the spin-off. Please revise the pro forma financial statements to include an adjustment for the cost of these special long-term incentive stock grants. Also, please revise to include a footnote to the proforma financial statements disclosing the number and expected terms of the stock grants and explaining how you determined the value of the stock grants. The revised disclosures should explain both the method and significant assumptions that will be used to value the stock based compensation grants.

12. We note the disclosure that has been added to the introductory paragraph to the pro forma financial information indicating that the pro forma condensed consolidated financial data gives effect to certain adjustments for certain contract matters in accordance with the Separation and Distribution Agreement. Please tell us and revise the notes to the pro forma financial statements to explain the nature of these adjustments for certain contract matters that are required pursuant to the Separation and Distribution Agreement. Also, please revise the notes to the pro forma financial information to explain in detail how these adjustments were calculated or determined.

Executive Compensation, page 102

Northrop Grumman Financial Goals that were Applicable to our President, page 109

13. Please revise this chart to quantify your "2010 Actual Performance." Similarly revise the chart entitled "Financial Goals that were Applicable to the Remaining HII NEOs."

Financial Goals that were Applicable to the Remaining HII NEOs, page 109

14. We note that incentive compensation for the NEOs other than the president is calculated based on an HII Final AIP Score that includes a Northrop Grumman financial metric score and an HII score. Please revise to provide quantifiable data regarding how you arrived at an HII Final AIP Score of 160%. For example, please disclose the HII financial metric score and disclose how this was calculated. Similarly provide the HII operating factor and its calculation, which should include a discussion of the "pre-approved HII specific objectives" against which you measure performance. Alternatively, advise.

15. Please disclose the "non-recurring strategic actions" in Shipbuilding and the nature of the "non-financial goals in Shipbuilding," that were used to adjust the HII Final AIP Score.

Financial Statements for the Year Ended December 31, 2010

Balance Sheet, page F-6

16. We note from your response to our prior comment 5 that you have included a column on the historical audited balance sheet which is titled "unaudited pro forma December 31, 2010." Please revise future amendments to include the pro forma amounts as applicable.

Note 4. Consolidation of Gulf Coast Operations, page F-14

17. We note your disclosure that the DCAA has questioned approximately 10% of the costs submitted in the company's initial cost proposal for the restructuring and shutdown related costs of the Gulf Coast Operations. Please revise to disclose the approximate dollar amount of costs that have been preliminarily questioned.

Schedule II Valuation and Qualifying Accounts

18. We note that you have excluded Schedule II "Valuation and Qualifying Accounts" from this amendment to your Form 10. In light of the significant activity in the allowance for doubtful accounts during 2008 and 2009, we believe that this financial statement schedule should be included in the filing alongside your audited financial statements. Please revise future amendments accordingly.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Barbara Becker
Fax: (212) 351-6202